Exhibit 99.1

Tuniu Announces Management Change and Preliminary Results for the Third Quarter of 2017

NANJING, China, Nov. 17, 2017 /PRNewswire/ -- Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced that Mr. Haifeng Yan, co-founder, President and Chief Operating Officer, and Mr. Conor Chia-hung Yang, Chief Financial Officer, will resign from their positions with the Company, effective November 17, 2017, for personal reasons. Mr. Yan will continue to serve as a member of the board of directors of the Company and Mr. Yang will serve as a senior consultant to the Company.

Tuniu has promoted Ms. Maria Yi Xin from Vice President of the Company to assume the position of Chief Financial Officer. Ms. Xin joined Tuniu in 2013 and has over 10 years of experience in corporate finance and capital markets with US-listed companies. While at Tuniu, Ms. Xin has held various key roles at the Company such as Vice President of investor relations, strategic investments and international media. Prior to Tuniu, Ms. Xin worked in equity research at China Renaissance, a leading financial institution in China. Prior to China Renaissance, Ms. Xin worked at E-Commerce China Dangdang Inc., a leading business-to-consumer e-commerce company in China then listed on the NYSE, and at New Oriental Education and Technology Group Inc. (NYSE: EDU), the largest provider of private educational services in China. Ms. Xin received Bachelor’s degrees in economics and law from Nankai University.

Mr. Dunde Yu, co-Founder, Chairman and Chief Executive Officer of the Company, said, “We would like to thank Mr. Yan and Mr. Yang for their contributions to Tuniu over the years. Although they will be stepping away from day-to-day operations, they will continue to work closely with Tuniu on the company’s strategy and business development. We are also very delighted to promote Ms. Xin to the role of Chief Financial Officer. Since joining Tuniu, Ms. Xin has been a key member of our team and has helped Tuniu in many areas. Together, we look forward to bringing Tuniu to new heights.”

Third Quarter 2017 Preliminary Results

For the third quarter of 2017, Tuniu currently estimates that its total net revenues will be in the range of RMB800.0 million to RMB810.0 million, above the previous guidance of RMB761.5 million to RMB787.7 million. Tuniu estimates that its non-GAAP net income will be in the range of RMB35.0 million to RMB40.0 million, as compared with a non-GAAP loss in the third quarter of 2016.

Ms. Maria Yi Xin, Chief Financial Officer, said, “We expect solid performance for the third quarter as our core leisure travel business continues to benefit from China’s growing demand for leisure travel. On the business operations side, Tuniu is leveraging its established brand, dynamic technology infrastructure and extensive supply chain to achieve greater efficiency. We will continue to scale our operation as the leader in China’s online leisure travel market and to unlock value for our shareholders.”

Tuniu to Report Third Quarter 2017 Financial Results on November 27, 2017 U.S. Time

Additional information regarding Tuniu’s results for the third quarter of 2017 will be available when Tuniu reports its quarterly results on November 27, 2017, at which time management will discuss the Company’s financial and business performance in more detail.

Tuniu´s management will hold an earnings conference call at 8:00 am U.S. Eastern Time on November 27, 2017 (9:00 pm Beijing/Hong Kong Time on November 27, 2017).

Listeners may access the call by dialing the following numbers:

US	+1-888-346-8982
Hong Kong	800-905945
China	4001-201203
International	+1-412-902-4272
Conference ID:	Tuniu Q3 2017 Earnings Call

A telephone replay will be available one hour after the end of the conference call through December 4, 2017. The dial-in details for the replay are as follows:

US	+1-877-344-7529
International	+1-412-317-0088
Replay Access Code:	10114447

Additionally, a live and archived webcast of this conference call will be available at http://ir.tuniu.com/.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,800,000 stock keeping units (SKUs) of packaged tours, covering over 400 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com